SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

June 8, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces exchange ratio for 2020 dividend”, dated June 8, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 8th day of June 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

June 8, 2021

Philips announces exchange ratio for 2020 dividend

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) today announced that the exchange ratio for the dividend in shares for the year 2020 has been determined. The exchange ratio is 1 new common share for every 53.9278 existing common shares. This ratio was based on the volume weighted average price on Euronext Amsterdam of June 2, 3 and 4, 2021, of EUR 45.8086 and was calculated in a manner that the gross dividend in shares is approximately equal to the gross dividend in cash.

Shareholders were given the opportunity to make their choice between cash and shares between May 12, 2021 and June 4, 2021. If no choice was made during this election period, the dividend will be paid in cash. Both the dividend in cash and the dividend in shares will be made payable to shareholders from June 9, 2021.

For 37.7% of the shares, an election was made for a share dividend, resulting in the issuance of 6,345,968 new common shares. Upon payment of the dividend, the total issued share capital will amount to EUR 183,479,793.80, representing 917,398,969 common shares. In the remainder of 2021, Philips expects to have 20,476,023 shares delivered through the settlement of forward contracts entered into in the course of 2020 as part of the EUR 1.5 billion share repurchase program for capital reduction purposes, as announced on January 29, 2019. Philips expects to cancel these shares before the end of 2021, and thereby the issued common shares outstanding at 2021 year-end is expected to amount to 896,922,946 shares (2020: 911,053,001). More information is available via this link.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 17.3 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.